FOR IMMEDIATE RELEASE September 20, 2022	Contact: Matt Funke, President (573) 778-1800

SOUTHERN MISSOURI BANCORP AND CITIZENS BANCSHARES CO. ANNOUNCE AGREEMENT TO MERGE

Poplar Bluff, Missouri - Southern Missouri Bancorp, Inc. (NASDAQ: SMBC, "Southern Missouri"), the parent corporation of Southern Bank, and Citizens Bancshares Co. ("Citizens"), the parent company of Citizens Bank and Trust Company, today announced the signing of a definitive merger agreement whereby Southern Missouri will acquire Citizens in a stock and cash transaction.

Citizens operates 14 banking centers throughout greater Kansas City, St. Joseph and Northwest Missouri. At June 30, 2022, Citizens’ consolidated assets were $1.0 billion, including net loans of $465 million, while deposits totaled $879 million.

Southern Missouri reported total assets at June 30, 2022, of $3.2 billion, including net loans of $2.7 billion, and total deposits of $2.8 billion. On a pro forma basis, following the acquisition, the combined company's total assets will approximate $4.5 billion, with net loans of $3.3 billion, and total deposits of $3.8 billion. The combined company will operate 65 locations in Missouri, Arkansas, and Illinois.

Greg Steffens, Chairman and Chief Executive Officer of Southern Missouri, commented, “Southern Missouri Bancorp is very pleased to announce this partnership with Citizens. Citizens’ franchise covers excellent communities, including the Kansas City metropolitan area. They have developed a strong deposit base and have a long history of serving their customers, which will be a great addition to our continued growth. Additionally, a presence in Kansas City helps transform Southern Missouri into a more significant statewide player in Missouri as we continue to build long-term shareholder value.”

“This merger provides an opportunity for Citizens to join forces with a growing organization, while remaining committed to community banking,” said Roger Arwood, President and Chief Executive Officer of Citizens. “We look forward to the opportunities and benefits this combination will bring to our customers and communities, in terms of a larger legal lending limit and broader branch coverage across Missouri.”

Matt Funke, President and Chief Administrative Officer for Southern Missouri, added, “In addition to the long-term strategic importance of access to these new markets, Citizens provides us with immediate benefits from their excellent deposit base, and a concentration of the asset side of their balance sheet in short-duration instruments. Their deposit base will help us to manage our cost of funds, and the structure of their assets will help us manage our interest rate risk in this environment of rapidly changing interest rates.”

Under the terms of the merger agreement, unanimously approved by the boards of both entities, Citizens’ shareholders will have the right to elect either a fixed exchange ratio of 1.1448 shares of Southern Missouri common stock or a cash payment of $53.50 for each Citizens’ share, subject to adjustment based on Citizens’ capital and the total outstanding shares of Citizens at closing. Based on Southern Missouri's average closing stock price of $52.53 over the 20-day trading period ended September 19, 2022, the aggregate transaction value is approximately $140 million.

The deal value equates to 150% of Citizens’ tangible capital at June 30, 2022, represents a 5.9% premium to core deposits, and is a multiple of 7.1 times Citizens’ projected forward earnings including fully phased-in cost savings, which are estimated at 35%. Excluding certain one-time merger charges, including Southern Missouri's additional provision for credit losses as required under ASU 2016-13 ("CECL''), the transaction is anticipated to be accretive to earnings per share by approximately 5% in our fiscal year ended June 30, 2023, and by 17% in our fiscal year ended June 30, 2024. Tangible book value per common share is expected to be diluted by approximately 8% at closing, with a projected earnback period of less than 2.75 years, based on the crossover method.

Southern Missouri and Citizens anticipate completion of the transaction early in the first calendar quarter of 2023, subject to satisfaction of customary closing conditions, including regulatory and shareholder approvals for both parties.

Piper Sandler & Co. acted as financial advisor and Silver, Freedman, Taff & Tiernan LLP served as legal advisor to Southern Missouri. D.A. Davidson & Co. acted as financial advisor and Stinson LLP served as legal advisor to Citizens.

No Offer or Solicitation:

This press release is being provided for informational purposes only and does not constitute (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, (ii) an offer to exchange any securities, or (iii) the solicitation of any vote for approval of any transaction. There shall not be any offer, solicitation, sale or exchange of any securities in any state or other jurisdiction in which such offer, solicitation, sale, or exchange is not permitted.

Additional Information:

Southern Missouri Bancorp, Inc. will file a registration statement on Form S-4 with the SEC, as well as other relevant documents, in connection with the proposed transaction. The registration statement will include a joint proxy statement of Citizens and Southern Missouri that also constitutes a prospectus of Southern Missouri, which will be sent to the shareholders of Citizens and Southern Missouri. Shareholders of both parties are advised to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about Southern Missouri, Citizens, and the proposed transaction. When filed, this document and other documents relating to the merger filed by Southern Missouri can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing Southern Missouri's website at www.bankwithsouthern.com under the tab "Investor Relations" and then under "SEC Filings." Alternatively, these documents, when available, can be obtained free of charge from Southern Missouri upon written request to Southern Missouri Bancorp, Inc., Attn: Investor Relations, 2991 Oak Grove Road, Poplar Bluff, Missouri, 63901, or by calling (573) 778-1800, or from Citizens upon written request to Citizens Bancshares Co., Attn: Bob Wright, 100 NE State Hwy 92, Smithville, Missouri, 64089.

Participants in this Transaction:

Southern Missouri, Citizens, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Southern Missouri may be found in the definitive proxy statement of Southern Missouri relating to its 2021 Annual Meeting of Shareholders filed with the SEC by Southern Missouri on September 20, 2021. This definitive proxy statement can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of Citizens will be included in the joint proxy statement/prospectus when filed with the SEC. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Forward-Looking Information:

Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements that are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from the forward-looking statements, including: the requisite regulatory and shareholder approvals for this acquisition might not be obtained, or other conditions to completion of the transaction might not be satisfied or waived; expected cost savings, synergies and other benefits from Southern Missouri's merger and acquisition activities, including this acquisition and Southern Missouri's other acquisitions, might not be realized within the anticipated time frames or at all, and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; potential adverse impacts to economic conditions in the Company's local market areas, other markets where the Company has lending relationships, or other aspects of the Company's business operations or financial markets, generally, resulting from the ongoing COVID-19 pandemic and any governmental or societal responses thereto; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; fluctuations in interest rates and in real estate values; monetary and fiscal policies of the Board of Governors of the Federal Reserve System and the U.S. Government and other governmental initiatives affecting the financial services industry; the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; our ability to access cost-effective funding; the timely development of and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; fluctuations in real estate values and both residential and commercial real estate markets, as well as agricultural business conditions; demand for loans and deposits in our market area; legislative or regulatory changes that adversely affect our business; changes in accounting principles, policies, or guidelines; results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses or to write-down assets; the impact of technological changes; and our success at managing the risks involved in the foregoing.

Any forward-looking statements are based upon management's beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed might not occur, and you should not put undue reliance on any forward-looking statements.